UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Notice Regarding Reference Date for Stock Split

On November 20, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice regarding the reference date for a stock split.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: November 20, 2008

November 20, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock

Exchanges, Fukuoka and Sapporo Stock Exchanges)

Notice Regarding the Reference Date for a Stock Split

(All references to dates/times, unless otherwise stated, are references to Tokyo Time)

Dated May 13, 2008, Nippon Telegraph and Telephone Corporation (“NTT”) made an announcement entitled, “Notice Regarding Stock Split, Introduction of Unit Share System and Change in Ratio of ADRs to Underlying Shares”. NTT hereby announces that the implementation date of the “Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (the “Settlement Streamlining Law”) has been determined by the Japanese Cabinet to be January 5, 2009, and therefore the reference date for the stock split has been determined.

REFERENCE

Stock Split/Introduction of Unit Share System

1.	Stock Split

(1)	Method of Stock Split

Each share of common stock of NTT held by shareholders (including owners of fractional shares) entered or recorded on the final register of shareholders and beneficial owners as of the reference date, January 3, 2009 (Saturday), which is the day before the day immediately preceding the implementation date of the Settlement Streamlining Law, will be split into shares of common stock at a ratio of 100-to-1 on January 4, 2009 (Sunday).

(2)	Schedule for Stock Split

- Reference Date:	January 3, 2009 (Saturday)
- Effective Date:	January 4, 2009 (Sunday)

Trading of shares on the Tokyo Stock Exchange, Osaka Stock Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange and Sapporo Stock Exchange will be suspended from December 25 (Thursday) to December 30, 2008 (Tuesday). Trading of shares on the London Stock Exchange will be suspended from December 24, 2008 (Wednesday) to January 4, 2009 (Sunday) (London Time).

2.	Introduction of Unit Share System

(1)	Number of Shares Constituting One Unit

The unit share system will be adopted starting January 4, 2009 (Sunday), which is the day immediately preceding the implementation date of the Settlement Streamlining Law, and the number of shares constituting one unit shall be set at 100.

(2)	Schedule for Unit Share System

- Effective Date:  January 4, 2009 (Sunday)

Change of Ratio of ADRs to Underlying Shares

Schedule for the Change of Ratio of ADRs to Underlying Shares

- Change to the New Ratio:  January 4, 2009 (Sunday) (US Eastern Time)

- Commencement Date for Trading with New Ratio:  January 5, 2009 (Monday) (US Eastern Time)

Summary of change of ratio of ADRs to Underlying Shares

- Current Ratio	1 ADR = 0.005 underlying shares
- New Ratio	1 ADR = 0.5 underlying shares

For further inquiries, please contact:

(Mr.) Sarashina or (Mr.) Yui
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581